SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

/X/	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the year ended December 31, 2007.

OR

/_/	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.           Full title of the Plan:

Cenveo 401(k) Savings and Retirement Plan for Union Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901

Audited Financial Statements and Supplemental Schedule
Cenveo 401(k) Savings and
Retirement Plan for Union Employees
Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Cenveo 401(k) Savings and
Retirement Plan for Union Employees

Audited Financial Statements and Supplemental Schedule

Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)	10
Signatures	11
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm

The Trustees and Participants of
Cenveo 401(k) Savings and Retirement Plan for Union Employees

We have audited the accompanying statements of net assets available for benefits of Cenveo 401(k) Savings and Retirement Plan for Union Employees (the “Plan”) as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year then ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007,  is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ O’Connor Davies Munns & Dobbins, LLP
Harrison, New York
June 19, 2008

Cenveo 401(k) Savings and
Retirement Plan for Union Employees

Statements of Net Assets Available for Benefits

December 31,

	2007	2006
ASSETS
Investments at fair value
Mutual funds	$2,853,837	$3,603,171
Common collective trusts	4,297,646	4,912,993
Cenveo common stock	804,988	1,530,968
Participant loans	484,002	606,325

Total Investments	8,440,473	10,653,457

Receivables
Employee contributions	9,380	11,165
Employer contributions	726	23,116

Total Receivables	10,106	34,281

Total Assets	8,450,579	10,687,738

LIABILITIES	-	-

Net Assets Reflecting All Investments at Fair Value	$8,450,579	$10,687,738

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(38,740)	2,599

Net Assets Available for Benefits	$8,411,839	$10,690,337

See notes to financial statements

Cenveo 401(k) Savings and
Retirement Plan for Union Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

ADDITIONS
Contributions
Employee	$595,212
Employer	244,056

Total Contributions	839,268

Investment Income
Net appreciation in fair value of investments	26,680
Interest and dividend income	325,399

Total Investment Income	352,079

Total Additions	1,191,347

DEDUCTIONS
Distributions to participants	2,605,983
Asset transfers to other plans	860,059
Administrative expenses	3,803

Total Deductions	3,469,845

Net Decrease	(2,278,498)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	10,690,337

End of Year	$8,411,839

See notes to financial statements

Cenveo 401(k) Savings and
Retirement Plan for Union Employees

Notes to Financial Statements

1.	Description of the Plan

The following description of the Cenveo 401(k) Savings and Retirement Plan for Union Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan was adopted effective December 1, 1999. The Plan is an earnings deferral plan of Cenveo, Inc. (the “Company”) for union employees. Full-time employees, where collectively bargained, become eligible according to the terms of the collective bargaining agreements. The Plan is subject to provisions of the Employee Retirement Income Securities Act of 1974 (“ERISA”). All Plan assets are held by the Plan trustee, Mercer Trust Company (“Mercer”).

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and as limited by the Internal Revenue Service. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. The Company matches participant contributions to the Plan in accordance with their respective union agreements. The Company also makes flat rate contributions in accordance with a union agreement for selected participants. Additional amounts may be contributed at the option of the Company’s Board of Directors. No such additional contributions were approved for 2007.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and withdrawals, as applicable, the Company contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses.

Vesting

Participants are 100% vested in their contributions at all times. Vesting in Company matching contributions accrue 20% for each year of service. Upon reaching five years of service, all Company matching contributions are fully vested. Years of service attributable to predecessor companies prior to a participant being employed by the Company are recognized in full for vesting purposes. All Company matching contributions become fully vested upon retirement, disability, or death of the participant.

Investment Options

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

Cenveo 401(k) Savings and
Retirement Plan for Union Employees

Notes to Financial Statements

1.           Description of the Plan (continued)

Loans to Participants

Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in the Plan. Such loans bear an interest at the prime rate (as published in The Wall Street Journal) plus 1% and are collateralized by the participant’s non-forfeitable interest in the Plan. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to a maximum of 10 years.

Payment of Benefits

 Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance in the Plan until normal retirement age if their account balance is greater than $5,000. The Plan provides for advance distribution for hardship if certain conditions are met.

Expenses

Certain of the Plan’s administrative expenses are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participant accounts.

Forfeitures

Upon termination by a participant, Company matching contributions that have not vested are used to offset administrative expenses and to reduce future Company contributions.  Forfeited non-vested accounts totaled $3,851 and $2,734 at December 31, 2007 and 2006, respectively. These accounts will be used to reduce future employer contributions and plan expenses. Non-vested forfeitures had no impact on employer contributions in 2007.

Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Cenveo 401(k) Savings and
Retirement Plan for Union Employees

Notes to Financial Statements

1.           Description of the Plan (continued)

Concentration of Market and Credit Risk

The Plan offers various investment options by which participants may invest their account balances in any combination of mutual funds or common collective trust funds.  Investment securities are exposed to various risks such as interest rate, market, and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2.           Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are recorded in the financial statements at fair value based on published market values, except for certain common collective trust funds which are at contract value and participant loans which are stated at face value, which approximates fair value. Unrealized and realized appreciation (depreciation) of investments during the year is included in net appreciation in fair value of investments in the statement of changes in net assets available for benefits. Realized gains (losses) on sales of investments are determined using the average-cost basis.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statements of Net Assets Available for Benefits presents the adjustment for investment contracts from fair value to contract value.

The Plan recognizes income, expenses and other changes in net assets available for benefits using the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Cenveo 401(k) Savings and
Retirement Plan for Union Employees

Notes to Financial Statements

2.           Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.           Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 17, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4.	Investments

Investment Contracts

The Plan invests in an investment contract called the Putnam Stable Value Fund (“Putnam”).  Putnam maintains the contributions in a common collective trust account.  The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Putnam.  The contract is included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive.  Participants may ordinarily directly withdraw or transfer all or a portion of their investment at contract value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2007 and 2006 was $1,908,420 and $2,043,214, respectively.  For the Plan years ended December 31, 2007 and 2006, the crediting interest rates were approximately five percent.  The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. The average yield rates were approximately three percent and five percent for the Plan years ended December 31, 2007 and 2006, respectively.

Cenveo 401(k) Savings and
Retirement Plan for Union Employees

Notes to Financial Statements

4.	Investments (continued)

Investments that represent 5% or more of the net assets available for benefits at December 31, are as follows:

	2007	2006
Fair Value
Mutual Funds:
The George Putnam Fund of Boston	$747,042	$973,494
PIMCO Total Return Fund	466,791	556,406
Harbor Capital International Fund	*	544,827
Common Collective Trusts:
Putnam S&P 500 Index Fund	2,389,226	2,869,779
Cenveo Common Stock	804,988	1,530,968
Participant Loans	484,002	606,325
Contract Value
Putnam Stable Value Fund	1,869,680	2,045,813

*Investment represents less than 5% of net assets

The Plan’s investments (including investments purchased, sold and held during the year) appreciated in fair value for the year ended December 31, 2007 as follows:

Mutual Funds	$27,677
Common Collective Trusts	161,939
Cenveo Common Stock	(162,936)
$26,680

Cenveo 401(k) Savings and
Retirement Plan for Union Employees

Notes to Financial Statements

5.	Reconciliation of Financial Statements to Form 5500

The financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on the modified cash basis of accounting.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31 as follows:

	2007	2006
Net assets available for benefits per the
financial statements	$8,411,839	$10,690,337
Employee contributions receivable	(9,380)	(11,165)
Employer contributions receivable	(726)	(23,116)
Deemed distributions	(27,401)	(27,045)
Net assets available for benefits per the
Form 5500	$8,374,332	$10,629,011

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2007:

	Employer	Employee
	Contributions	Contributions
Contributions per the financial statements	$244,056	$595,212
Contribution receivable not recorded on the
Form 5500 at December 31, 2006	23,116	11,165
Contribution receivable not recorded on the
Form 5500 at December 31, 2007	(726)	(9,380)

Contributions per the Form 5500	$266,446	$596,997

6.           Subsequent Event

On June 13, 2008, the Plan merged into the Cenveo 401 (k) Savings and Retirement Plan.

Cenveo 401(k) Savings and
Retirement Plan for Union Employees
Supplemental Schedule December 31, 2007

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) EIN 84-1250534 Plan #007

(c) Description of
Investment, Including
(b) Identity of Issue	Maturity Date, Par or	(e) Current
(a) Borrower, Lessor, or Similar Party	Maturity Value	Value

Mutual Funds:
American Beacon Large Cap Value Fund	5,959		$133,425
Goldman Sachs Structured Small Cap Equity Fund	16,507		189,335
* The George Putnam Fund of Boston	46,371		747,042
PIMCO Total Return Fund	43,666		466,791
Harbor Capital International Fund	5,400		381,950
T. Rowe Price Blue Chip Growth Fund	1,485		59,772
* Growth Fund Putnam Asset Allocation	25,013		362,188
* Balanced Fund Putnam Asset Allocation	28,752		355,954
* Conservative Fund Putnam Asset Allocation	16,225		157,380
Common Collective Trusts:
* Putnam Stable Value Fund	1,869,680		1,908,420
* Putnam S&P 500 Index Fund	61,059		2,389,226
* Cenveo Common Stock	46,078		804,988
* Participant Loans	5.00% - 10.50	%**	484,002

			$8,440,473

*Investments represent a party-in-interest **Interest Rates – Maturing from January 2008 through May 2016 See report of independent registered public accounting firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2008	Cenveo 401(k) Savings and Retirement Plan
for Union Employees

/s/ Mark S. Hiltwein
Mark S. Hiltwein
Chief Financial Officer